UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEONODE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64051M402

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

(Amendment No. 1)

CUSIP NO. 64051M402

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Magnus Goertz
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,957,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,957,536
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,957,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%**
12	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims the existence of any group.

** Based on 32,851,721 shares of the issued and outstanding Common Stock of Neonode, Inc. (the “Company”) as reported by the Company.

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SCHEDULE 13G

(Amendment No. 1)

CUSIP NO. 64051M402

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Athemis, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,957,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,957,536
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,957,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%**
12	TYPE OF REPORTING PERSON CO

* The reporting person expressly disclaims the existence of any group.

** Based on 32,851,721 shares of the Company’s Common Stock issued and outstanding as reported by the Company.

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SCHEDULE 13G

(Amendment No. 1)

Item 1(a).	Name of Issuer:

Neonode, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Linnegatan 89, SE-115 23 Stockholm, Sweden

2700 Augustine Drive, Suite 100, Santa Clara, CA. 95054

Item 2(a)	Name of Person Filing and Address of Principal Business or Office or, if none, Residence:

•	Magnus Goertz
•	Athemis, Ltd (“Athemis”)

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b)	The business address of Magnus Goertz is Valhallav 5, SE 181 32 Lidingö Sweden

The business address of Athemis is 22 Stasikratous Street, Suite 104, Box 23664, 85 Nicosia - Cyprus

Item 2(c).	Citizenship:

Mr. Goertz is a Switzerland citizen. Athemis is a Cyprus corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

64051M402

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

1. Magnus Goertz
(a) Amount beneficially owned: 1,957,536
(b) Percent of class: 6.0%
(c) (i) Sole power to vote or to direct the vote: 1,957,536
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 1,957,536
(iv) Shared power to dispose or to direct the disposition of: -0-

2. Athemis, Ltd.
(a) Amount beneficially owned: 1,957,536
(b) Percent of class: 6.0%
(c) (i) Sole power to vote or to direct the vote: 1,957,536
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 1,957,536
(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012

/S/ MAGNUS GOERTZ
Magnus Goertz

ATHEMIS, LTD.

By:	/S/ PAR CEDER
Pär Ceder, Director

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